                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


                           Global Environmental Corp.
                           --------------------------
                                (Name of Issuer)

                        Common Stock ($0.0001 par value)
                        --------------------------------
                         (Title of Class of Securities)

                                   37933B307
                                   ---------
                                 (CUSIP Number)

 David C. Rex, SnyderCapital Corporation, 3219 McKinney Avenue, Dallas, Texas
                             75204, (214) 754-0500
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 28, 1996
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement / x /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 37933B307


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Ravine Partners, Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) / x /
                                                                                                            (b) /   /


3        SEC USE ONLY



4        SOURCE OF FUNDS*

                 WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                                                       /   /


6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas

                                  7        SOLE VOTING POWER

  NUMBER OF
                                                   1,500,000
   SHARES
                                  8        SHARED VOTING POWER
BENEFICIALLY

  OWNED BY

    EACH                          9        SOLE DISPOSITIVE POWER

 REPORTING
                                                   1,500,000
   PERSON
                                 10        SHARED DISPOSITIVE POWER
    WITH



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   /    /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 37.8%

14       TYPE OF REPORTING PERSON*

                 PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 37933B307


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Richard W. Snyder

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) / x /

                                                                                                                (b) /   /


3        SEC USE ONLY



4        SOURCE OF FUNDS*

                 AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                                                         /   /


6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

                                  7        SOLE VOTING POWER

  NUMBER OF

   SHARES
                                  8        SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                                         1,500,000

    EACH                          9        SOLE DISPOSITIVE POWER

 REPORTING

  PERSON
                                 10        SHARED DISPOSITIVE POWER
   WITH

                                                   1,500,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     /    /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 37.8%

14       TYPE OF REPORTING PERSON*

                 IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 37933B307


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Roberta M. Snyder

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) / x /

                                                                                                                (b) /   /


3        SEC USE ONLY



4        SOURCE OF FUNDS*

                 AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                                                         /   /


6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

                                  7        SOLE VOTING POWER

  NUMBER OF

   SHARES
                                  8        SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                                         1,500,000

    EACH                          9        SOLE DISPOSITIVE POWER

 REPORTING

   PERSON
                                 10        SHARED DISPOSITIVE POWER
    WITH

                                                   1,500,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     /    /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 37.8%

14       TYPE OF REPORTING PERSON*

                 IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.          Security and Issuer

                 This Schedule relates to the common stock, $0.0001 par value ("Common Stock") of Global Environmental Corp., a New York corporation (the "Company"). The address of the principal executive office of the Company is:
17500 York Road, Hagerstown, Maryland, 21740, (301) 582-2000.

ITEM 2.          Identity and Background

         (a)     This Schedule is being filed by the following persons:

                          (i) Ravine Partners, Ltd. ("RPLP"), a Texas limited partnership, the general partners of which are Richard W. Snyder and Roberta M. Snyder;

                          (ii)  Richard W. Snyder; and

                          (iii) Roberta M. Snyder.

         Each of the persons listed in (i) to (iii) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 1,500,000 shares of Common Stock (the "Shares") or approximately 37.8% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         (b),(c) RPLP was formed to, among other things, (1) invest in and/or acquire operating businesses through merger, purchase of assets, stock acquisition or other means, with the purpose of primarily being in a business or businesses other than that of investing, reinvesting, owning, holding or trading securities within a time frame and in a manner such that it will not be required to register under the Investment Company Act of 1940, as amended, and
(2) invest its liquid assets consistent with preservation of their value. The business address of each of the Reporting Persons is 3219 McKinney Avenue, Dallas, Texas, 75204.

         (d),(e) None of the Reporting Persons during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each Reporting Person who is a natural person is a citizen of the United States of America.

ITEM 3.          Source and Amount of Funds or Other Consideration

                 On September 8, 1994, Richard W. Snyder and Roberta M. Snyder acquired from the Company 2,000 shares of the Company's 10% Cumulative Convertible Senior Preferred Stock (the "Preferred Stock"), each share of which is convertible into 200 shares of Common Stock at a conversion price of $0.50 per share subject to certain adjustments. The aggregate purchase price for the Preferred Stock, including brokerage commissions, was $200,000, and was paid from the personal funds of Richard W. Snyder and Roberta M. Snyder. Richard W. Snyder and Roberta M. Snyder subsequently contributed the Preferred Stock to RPLP. To date, none of the Preferred Stock has been converted to Common Stock.

                 On November 11, 1994, Richard W. Snyder acquired a warrant from the Company exercisable for 100,000 shares of Common Stock at an exercise price of $0.50 per share (the "Warrant"). The Warrant was issued to Richard W. Snyder in consideration of certain consulting services provided to the Company. Richard W. Snyder subsequently contributed the Warrant to RPLP. To date, no Common Stock has been acquired pursuant to the Warrant.

                 On August 28, 1996, RPLP acquired from the Company 1,000,000 shares of Common Stock for a purchase price of $0.25 per share. The aggregate purchase price for the 1,000,000 shares of Common Stock acquired by RPLP was $250,000, with no brokerage commissions being paid. RPLP used its own working capital to purchase such Shares.

ITEM 4.          Purpose of Transaction

                 The Reporting Persons acquired the Preferred Stock and the Warrant for investment purposes. Recently, management of the Company approached the Reporting Persons and requested an additional capital infusion. As a result, RPLP acquired the 1,000,000 shares of Common Stock reported herein with the intention of influencing certain material business decisions relating to the future of the Company, including, in particular, decisions relating to the operations of the Company. At this time, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.          Interest in Securities of the Issuer

                 (a) As of the date hereof, each of the Reporting Persons, acting as a group within the meaning of Sections 13(d)(3) of the Act, was the beneficial owner of an aggregate of 1,500,000 shares of Common Stock of the Company, which constituted approximately 37.8% of 3,965,144 shares of Common Stock (which number represents the 1,500,000 shares beneficially owned by the Reporting Persons added to the 2,465,144 shares of Common Stock reported by the Company as outstanding as of April 30, 1996, in the Company's Quarterly Report on Form 10-Q, for the fiscal quarter ended April 30, 1996).

                 (b) With respect to all of the Shares, RPLP exercises both voting power and dispositive power. Since Richard W. Snyder and Roberta
M. Snyder are the general partners of RPLP, they exercise both shared voting power and shared dispositive power with respect to all of the Shares.

                 (c)      N/A

                 (d) No persons other than the Reporting Persons have the right to receive, or power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.

                 (e)      N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                          N/A

ITEM 7.          Material to be Filed as Exhibits.

   Exhibit A:    Joint Filing Agreement among the Reporting Persons dated the date hereof.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 6, 1996

                                        RAVINE PARTNERS, LTD.


                                        By: /s/ Richard W. Snyder
                                           --------------------------
                                           Name: Richard W. Snyder
                                           Title: General Partner

                                        RICHARD W. SNYDER


                                        By: /s/ Richard W. Snyder
                                           --------------------------


                                        ROBERTA M. SNYDER


                                        By: /s/ Roberta M. Snyder
                                           --------------------------

                                 EXHIBIT INDEX

EXHIBIT
  NO.           DESCRIPTION
- -------         -----------
  99            Joint Filing Agreement